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Thomas Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

August 19, 2022

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Karen Rossotto, Esq. and Jeff Long

Re:	Franklin BSP Private Credit Fund, File No. 811-23492, 333-234759 (the “Fund”)

Dear Ms. Rossotto:

This letter responds to comments provided to Thomas Friedmann, Jonathan Gaines and Thomas Cheeseman of Dechert LLP in telephonic discussions on May 1, 2022, May 10, 2022, and May 25, 2022 with respect to Pre-Effective Amendment No. 3 to the Registrant’s registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on March 11, 2022 on behalf of the Fund, a non-diversified, closed-end management investment company. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Prospectus

1.	Comment: On page i, please define ‘risk-adjusted’ as used in the description of the Fund’s Investment Objective and throughout the prospectus.

Response: The disclosure has been revised accordingly.

2.	Comment: On page 2 in the Summary of Terms section, please update the reference to LIBOR under the ‘Broadly Syndicated Corporate Loans’ subsection.

Response: References to LIBOR have been reused to SOFR where applicable.

3.	Comment: Throughout the document, update references to interest rate risk as appropriate to reflect the current market environment.

Response: The disclosure has been revised accordingly.

4.	Comment: On page 19, in the Investment Objective, Opportunities and Strategies section, please provide a non-technical description of the difference between sponsor deals and non-sponsored transactions.

Response: The disclosure has been revised accordingly.

5.	Comment: On page 20, the Fund notes that “BSP believes that few funds have the capabilities and expertise to invest across the capital structure in the private debt space.” Please clarify how the Fund can invest across the capital structure while staying in the private debt space.

Response: The disclosure has been revised accordingly.

6.	Comment: On page 22, please replace the use of ‘dry powder’ with a non-technical term.

Response: The disclosure has been revised accordingly.

7.	Comment: On pages 28 and 29, the Fund notes ESG factors that are incorporated into the investment selection process. Please give examples of the criteria used and whether the criteria are applied to all investments.

Response: The disclosure has been revised to outline the incorporation of ESG-factors in our investment selection process in the Statement of Additional Investments.

8.	Comment: Please consider whether any ESG-related risk factors should be included.

Response: The Fund respectfully submits that ESG-factors on their own will not be determinative in investment selection.

9.	Comment: In the Summary of Fees and Expenses subsection, please confirm the calculation of expenses incurred by an investor on a $1,000 investment.

Response: The disclosure has been revised accordingly.

10.	Comment: Please explain how the deferred adviser recoupment more than three years after incurrence is consistent with Accounting Standards Codification Topic 450, Contingencies (“ASC 450”).

Response: Under ASC 450-20, a company must recognize a liability (1) if it is probable that an obligation has been incurred because of a transaction or event that occurred on or before the date of the financial statements, and (2) if the amount of the obligation can be reasonably estimated. As noted in your comment, funds that have entered into expense limitation agreements between the fund and its adviser have generally limited the recoupment period for advisers to a three-year period after the initial incurrence of the expense and, accordingly, not recognized the potential recoupment as a liability of the fund.

Critically, under a three-year limitation standard, there is generally insufficient certainty that an obligation has been incurred because there is a time-limited period during which an advisor can seek to recoup expenses, and such recoupment depends on future operations of the fund, including expenses incurred, assets raised, and other hard to predict variables.

In this case, although the three-year period for recoupment was initially set to run from the Fund’s launch, given the emergence of the COVID-19 pandemic and related economic uncertainty, the Fund did not launch as planned, and, to date, the Fund has not conducted any operations. As no capital raising activity took place, and no other developments occurred with respect to the Fund that would meaningfully enhance the possibility of a recoupment of waived fees, the operations of the Fund during the proposed new three-year period during which recoupment would be permitted is, in our view, equally uncertain as it was during the originally contemplated three-year term.

Accordingly, we believe that this change in the recoupment period is not an extension of the recoupment period, but rather acknowledges that the period has shifted due to unprecedented external events. Thus, as noted above, the certainty of recoupment associated with the new period is no greater than with the old period, and the accounting treatment should remain unchanged.

* * * * *

Should you have any questions or comments, please contact the undersigned at 617.728.7120.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

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